Filed by NRG Energy, Inc. pursuant to
Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company: NRG Energy, Inc.
Commission File No.: 001-15891
     On May 21, 2009, David Crane, President and Chief Executive Officer of NRG Energy, Inc. (“NRG”) sent the following letter to all NRG employees.
[NRG ENERGY, INC. LETTERHEAD]

Date:	May 21, 2009
To:	All Staff
From:	David Crane—President and CEO
Subject:	Exelon Q&A
Please see below our answers to the latest questions we have received from all of you.
1.	Exelon filed more preliminary proxy materials last month. What was different from the preliminary proxy materials filed earlier?
In its filing, Exelon said it wants to hold a “Special Meeting of Exelon Shareholders.” At the Special Meeting, Exelon would ask its shareholders to approve the issuance of shares of Exelon common stock in connection with its proposed exchange offer for shares of NRG.
It’s important to note that Exelon has not announced a date for this Special Meeting of its shareholders and, until it obtains proper financing and receives full approval from the numerous regulatory agencies that must oversee such a transaction, we think it’s unlikely that Exelon will hold such a meeting.
2.	Can you tell us more about NRG’s new Board members?
We’ve appointed two new members of our Board of Directors—Kirbyjon Caldwell and Gerald Luterman, both of whom have significant experience inside and outside our industry.
Kirbyjon, a former director of Reliant Energy, has deep ties to the Texas community and currently serves on the Board of Directors of several corporate, educational, health care and community development organizations including Continental Airlines, Inc. and Southern Methodist University. He also is a Limited Partner in the Houston Texans football team and Pastor of the 15,000-member Windsor Village United Methodist Church.

     Gerry is the former Executive Vice President and Chief Financial Officer of KeySpan Corp., one of the largest gas distribution and integrated energy companies in the U.S. before its merger with National Grid in 2007. He also served as Senior Vice President and CFO with Arrow Electronics, and he’s held senior financial positions with American Express, Emerson Electric and Booz-Allen & Hamilton.
     More important to me than the information which appears on their resumes are the qualities which appear in their character. Both Kirbyjon and Gerry are obviously engaged, inquisitive, decent men of the highest integrity. In short, they embody the values that our Company holds so important.
3.	What is the status of the lawsuit we filed against Exelon in March?
First, some background: we filed the lawsuit against Exelon seeking to correct what we believe are false and misleading statements it has made in connection with its exchange offer. NRG’s lawsuit alleges that despite Exelon’s claims that the purpose of the exchange offer is to gain control of NRG through an acquisition of all outstanding shares of NRG common stock, Exelon in reality has no intention of acquiring any shares through the exchange offer. Rather, Exelon is using the exchange offer to pressure our Board of Directors to accept Exelon’s inadequate and previously rejected bid for NRG. The suit also alleges that Exelon has failed to make important disclosures to its shareholders, NRG’s shareholders, and to the public.
On April 22, the court denied Exelon’s motion to dismiss our complaint and set a trial for early June. We’re asking the court to order Exelon to correct its public disclosures so shareholders can make informed decisions.
4.	Are hostile takeovers common in the power industry?
No, they’re not. Hostile takeovers in the power industry are very rare, primarily because the industry is highly regulated. Any potential acquirer, such as Exelon, must obtain a series of approvals at both the state and federal level before a transaction can be completed. In fact, as referenced in Question 6, the obstacles to complete a hostile acquisition of NRG by Exelon are considerable. The process is certain to be quite lengthy.
5.	Has FERC announced a ruling yet on Exelon’s bid for NRG?
Yes, the Federal Energy Regulatory Commission (FERC) approved Exelon’s application, but there are many other regulatory and other hurdles that remain. The core issue in this hostile takeover attempt is not the issue being addressed by any of the regulatory authorities. The key issue is Exelon’s continued refusal to offer appropriate value to NRG stockholders. The NRG Board and management team continue to believe that Exelon’s proposal significantly undervalues NRG and remains highly conditional, including the need to obtain financing, and very risky because of rating agency and other concerns.
Exelon has faced similar regulatory review in two previous failed transactions—Public Service Enterprise Group (PSEG) and Illinois Power. In the case of PSEG, Exelon received approval from FERC, yet after two years and after spending approximately $130 million in the process, it still was unable to consummate a transaction.

6.	What other regulatory approvals does Exelon need for its bid to succeed?
The proposed transaction must receive approval from both NRG and Exelon stockholders as well as approvals from the Department of Justice and the Nuclear Regulatory Commission. Exelon must also obtain regulatory approval from the state public utility commissions of California, New York, Pennsylvania and Texas, as well as file a notice in Illinois. A Massachusetts law may give the state public utility commission jurisdiction to review the proposal and, if applicable, would require a high level of shareholder approval.
7.	I’m a stockholder and I haven’t received my “proxy” card in the mail yet. When can I expect to get something from NRG or Exelon?
You’ll receive a proxy card in the mail once NRG’s and Exelon’s respective preliminary proxy statements become “definitive.” So far, both NRG and Exelon have only filed “preliminary” proxy statements—not definitive. NRG’s proxy cards will be WHITE and Exelon’s will be blue. We’ll continue providing more details about the proxy contest and mailings as they become available, and you can refer to our proxy statement for more details.
If you have further questions, please send them to NRGCommunications. We will use them in upcoming communications as much as possible. And be sure to visit the Exelon Information Center via the link on the Insider front page for the latest information.
Important Information
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of proxy of any stockholder of NRG Energy, Inc. (“NRG”). NRG filed a preliminary proxy statement on Schedule 14A with the Securities and Exchange Commission (the “SEC”) on April 2, 2009 in connection with its 2009 Annual Meeting of Stockholders (the “2009 Annual Meeting”). Prior to the 2009 Annual Meeting, NRG will furnish a definitive proxy statement to its stockholders, together with a WHITE proxy card. INVESTORS AND STOCKHOLDERS OF NRG ARE URGED TO READ THE PROXY STATEMENT FOR THE 2009 ANNUAL MEETING IN ITS ENTIRETY BECAUSE IT CONTAINS IMPORTANT INFORMATION.
In response to the exchange offer proposed by Exelon Corporation referred to in this news release, NRG has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9. STOCKHOLDERS OF NRG ARE ADVISED TO READ NRG’S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 IN ITS ENTIRETY BECAUSE IT CONTAINS IMPORTANT INFORMATION.
Investors and stockholders will be able to obtain free copies of NRG’s preliminary proxy statement, the Solicitation/Recommendation Statement on Schedule 14D-9, any amendments or supplements to the proxy statement and/or the Schedule 14D-9, any other documents filed by NRG in connection with the 2009 Annual Meeting and/or the exchange offer by Exelon Corporation, and other documents filed with the SEC by NRG at the SEC’s website at www.sec.gov. Free copies of the definitive proxy statement, the Solicitation/Recommendation Statement on Schedule 14D-9, and any amendments and supplements to these documents can also be obtained by directing a request to Investor Relations Department, NRG Energy, Inc., 211 Carnegie Center, Princeton, New Jersey 08540.

NRG and its directors and executive officers will be deemed to be participants in the solicitation of proxies in connection with its 2009 Annual Meeting. Detailed information regarding the names, affiliations and interests of NRG’s directors and executive officers is available in the preliminary proxy statement for the 2009 Annual Meeting, which was filed with the SEC on April 2, 2008.
Forward-Looking Statements
This communication contains forward-looking statements that may state NRG’s or its management’s intentions, hopes, beliefs, expectations or predictions for the future. Such forward-looking statements are subject to certain risks, uncertainties and assumptions, and typically can be identified by the use of words such as “will,” “expect,” “estimate,” “anticipate,” “forecast,” “plan,” “believe” and similar terms. Although NRG believes that its expectations are reasonable, it can give no assurance that these expectations will prove to have been correct, and actual results may vary materially. Factors that could cause actual results to differ materially from those contemplated above include, among others, risks and uncertainties related to the capital markets generally.
The foregoing review of factors that could cause NRG’s actual results to differ materially from those contemplated in the forward-looking statements included herein should be considered in connection with information regarding risks and uncertainties that may affect NRG’s future results included in NRG’s filings with the SEC at www.sec.gov. Statements made in connection with the exchange offer are not subject to the safe harbor protections provided to forward-looking statements under the Private Securities Litigation Reform Act of 1995.